# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Taboola.com Ltd., CIK 0001840502
CUSIP: M8744T106
Title of class of securities: Ordinary Shares, no par value per share
Address of issuer's principal executive offices: 16 MADISON SQUARE WEST, 7TH FL., New York, New York (NY), 10010
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-22-021944
Filed by CIK 0001557181

## Reporting persons
- Pitango Venture Capital Fund VI, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 5,541,511; shared voting power 0; sole dispositive power 5,541,511; shared dispositive power 0; aggregate amount beneficially owned 5,541,511 (1.9% of the class)
- Pitango Venture Capital Fund VI-A, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 713,893; shared voting power 0; sole dispositive power 713,893; shared dispositive power 0; aggregate amount beneficially owned 713,893 (0.2% of the class)
- Pitango Venture Capital Principals Fund VI L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 132,235; shared voting power 0; sole dispositive power 132,235; shared dispositive power 0; aggregate amount beneficially owned 132,235 (0.05% of the class)
- Pitango V.C. Fund VI, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 6,387,639; sole dispositive power 0; shared dispositive power 6,387,639; aggregate amount beneficially owned 6,387,639 (2.2% of the class)

## Item 1. Issuer
Name of issuer: Taboola.com Ltd.
Address of issuer's principal executive offices: 16 Madison Square West, 7th Floor, New York, NY 10010

## Item 2. Person Filing
Name of person filing:
The following entities are filing this Amendment No. 1 (this "Amendment") to the Statement of Beneficial Ownership on Schedule 13G filed on February 14, 2022 (the "Statement"):

(i) Pitango Venture Capital Fund VI, L.P.
(ii) Pitango Venture Capital Fund VI-A, L.P.
(iii) Pitango Venture Capital Principals Fund VI, L.P.; and
(iv) Pitango V.C. Fund VI, L.P. ("Pitango GP").

Collectively, the entities identified in the foregoing clauses (i)-(iii) are referred to herein as the "Pitango Investing Entities", and, together with Pitango GP., as the "Pitango Reporting Persons".

The Pitango Investing Entities directly hold the ordinary shares (as defined in Item 2(d) below) that are reported in this Amendment. Pitango GP serves as the sole general partner for each of the Pitango Investing Entities, and, consequently, possesses shared voting and dispositive power with respect to all such ordinary shares that are held by the Pitango Investing Entities.

The partners of Pitango GP are six private companies that are each owned by one of the following individuals - Isaac Hillel, Rami Kalish, Aaron Mankovski, Chemi Peres, Rami Beracha and Zeev Binman (the "Pitango Principals"). The Pitango Principals may therefore be deemed to possess shared voting and dispositive power with respect to all ordinary shares held by the Pitango Investing Entities.
Address of principal business office or, if none, residence: The principal business office of each of the Pitango Reporting Persons is: 11 HaMenofim St., Building B, Herzliya, 4672562, Israel
Citizenship: Please see row 4 of the cover pages of the respective Pitango Reporting Persons.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Please see row 9 of the cover pages of the respective Pitango Reporting Persons.
Percent of class: Please see row 11 of the cover pages of the respective Pitango Reporting Persons. The percentages appearing on the cover pages of the respective Pitango Reporting Persons are calculated based on 291,997,801 Ordinary Shares outstanding as of October 31, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2024, filed with the Securities and Exchange Commission on November 7, 2024.
Sole power to vote or to direct the vote: Please see row 5 of the cover pages of the respective Pitango Reporting Persons and the related footnotes on such cover pages.
Shared power to vote or to direct the vote: Please see row 6 of the cover pages of the respective Pitango Reporting Persons and the related footnotes on such cover pages.
Sole power to dispose or to direct the disposition: Please see row 7 of the cover pages of the respective Pitango Reporting Persons and the related footnotes on such cover pages.
Shared power to dispose or to direct the disposition: Please see row 8 of the cover pages of the respective Pitango Reporting Persons and the related footnotes on such cover pages.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 1. Joint Filing Agreement pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended (incorporated by reference to Exhibit 1 to the Statement of Beneficial Ownership on Schedule 13G filed by the Reporting Persons with the Securities and Exchange Commission on February 14, 2022)
https://www.sec.gov/Archives/edgar/data/1557181/000110465922021944/tm226580d1_ex-1.htm

## Signatures
- Pitango Venture Capital Fund VI, L.P.: /s/ Eyal Klein, Eyal Klein/CFO (02/06/2025)
- Pitango Venture Capital Fund VI, L.P.: /s/ Chemi Peres, Chemi Peres/Managing Director (02/06/2025)
- Pitango Venture Capital Fund VI-A, L.P.: /s/ Eyal Klein, Eyal Klein/CFO (02/06/2025)
- Pitango Venture Capital Fund VI-A, L.P.: /s/ Chemi Peres, Chemi Peres/Managing Director (02/06/2025)
- Pitango Venture Capital Principals Fund VI L.P.: /s/ Eyal Klein, Eyal Klein/CFO (02/06/2025)
- Pitango Venture Capital Principals Fund VI L.P.: /s/ Chemi Peres, Chemi Peres/Managing Director (02/06/2025)
- Pitango V.C. Fund VI, L.P.: /s/ Eyal Klein, Eyal Klein/CFO (02/06/2025)
- Pitango V.C. Fund VI, L.P.: /s/ Chemi Peres, Chemi Peres/Managing Director (02/06/2025)